# SECURITIES AND EXCHANGE COMMISSION
**Washington, D.C. 20549**

## FORM 6-K

## REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

**Report on Form 6-K dated**

**2 JUNE 2003**

AngloGold Limited
**(Name of Registrant)**

11 Diagonal Street
Johannesburg, 2001
(P O Box 62117)
Marshalltown, 2107
South Africa
**(Address of Principal Executive Offices)**

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

**Form 20-F:** ☒ Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐ **No**: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐ **No**: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐ **No**: ☒

Enclosures: ANGLOGOLD ENTERS INTO PURCHASE AND SALE AGREEMENT ON JERRITT CANYON JOINT VENTURE



(Incorporated in the Republic of South Africa)
(Registration Number: 1944/017354/06)
ISIN Number:ZAE000043485
JSE Share Code: ANG
NYSE Ticker: AU

# News Release

**CORPORATE AFFAIRS DEPARTMENT**
16th Floor, 11 Diagonal Street, Johannesburg 2001, South Africa
Tel: (+27 11) 637-6385 or Fax: (+27 11) 637-6399/6400

2 June 2003

## ANGLOGOLD ENTERS INTO PURCHASE AND SALE AGREEMENT ON JERRITT CANYON JOINT VENTURE

AngloGold today announced that it has entered into a Purchase and Sale Agreement with Queenstake Resources U.S.A. Inc. on its interests in the Jerritt Canyon Joint Venture.  This follows the receipt by the Jerritt Canyon joint venture partners of a second unsolicited offer from Queenstake and a Letter of Intent regarding the transaction dated May 20, 2003.  AngloGold owns 70% of the joint venture and is the operator and managing partner of the Jerritt Canyon mine.  Under the terms of the Purchase and Sale Agreement, Queenstake has paid a $250,000 deposit and will pay the Jerritt Canyon Joint Venture an additional $1.25 million in cash and 32 million shares of Queenstake common stock on closing, with $6 million in deferred payments and approximately $4 million in future royalty payments.  Queenstake will accept full closure and reclamation and other liabilities.  The closing is set for June 25, 2003.

For the year ended December 31, 2002, Jerritt Canyon produced 237,000 attributable ounces of gold at a total cash cost of $249 per ounce.


Ends.

**Queries:**
**www.anglogold.com**

| **South Africa** | **Tel:** | **Mobile:** | **E-mail:** |
| --- | --- | --- | --- |
| Steve Lenahan | +27 11 637 6248 | +27 83 308 2200 | slenahan@anglogold.com |
| Alan Fine | +27 11 637 6383 | +27 83 250 0757 | afine@anglogold.com |
| Shelagh Blackman | +27 11 637 6379 | +27 83 308 2471 | skblackman@anglogold.com |
| **Europe & Asia** | | | |
| Tomasz Nadrowski | +1 212 750 7999 | +1 917 912 4641 | tnadrowski@anglogold.com |
| **USA** | | | |
| Charles Carter | (Toll free) 800 417 9255 | | |
| | +1 212 750 7999 | | cecarter@anglogold.com |
| **Australia** | | | |
| Andrea Maxey | +61 8 9425 4604 | +61 438 001 393 | amaxey@anglogold.com.au |

<center>SIGNATURES</center>

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


AngloGold Limited


Date:  2 JUNE 2003                                    By:  /s/ C R BULL

                                                     Name:  C R Bull
                                                     Title:    Company Secretary